Data & Consulting Services
Division of Schlumberger Technology Corporation

1310 Commerce Drive
Park Ridge One
Pittsburgh, PA 15275-1011
Tel: 412-787-5403
Fax: 412-787-2906

Schlumberger

CONSENT OF

SCHLUMBERGER DCS

We hereby consent to the use of the names Data & Consulting Services (DCS) Division of Schlumberger Technology Corporation, Schlumberger Holditch and Associates, Schlumberger Data and Consulting Services, and Schlumberger H-RT and to the use of any references to such entities, and to the inclusion of and references to any reports of those entities or information contained therein prepared for Aurora Energy, Ltd., in Amendment No. 2 to the Registration Statement on Form SB-2 of Cadence Resources Corporation for the filing dated on or about November 10, 2005.

Joseph H. Frantz, Jr.

Joseph H. Frantz, Jr. P.E.
Operations Manager, USLE-N, Pittsburgh, PA